BRASCAN                                                                  Q3/2001
STOCK SYMBOL:  BNN  TSE/NYSE




                         INTERIM REPORT TO SHAREHOLDERS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001


FELLOW SHAREHOLDERS: Income from Brascan's continuing operations for the nine months ended September 30, 2001 was $266 million or $1.35 per share, down from $297 million or $1.51 per share in the same period of 2000. Total income for the first nine months of 2000 was $557 million, which included gains of $260 million. Strong performance in three of the company's four business sectors resulted in earnings of $70 million in the third quarter, compared to $106 million in the same period last year. The decline is principally attributable to lower prices for natural resource products.

The earnings contribution from property, energy and financial operations increased to $134 million for the third quarter of 2001, an improvement of 12% compared with the same quarter last year. Year to date, these operations increased their contribution to $400 million, a 19% improvement over last year. Each of these operations performed better than last year and the outlook for the balance of 2001 remains positive.

Natural resource operations, however, were severely impacted by lower metal prices, resulting in losses from these operations of $22 million for the quarter and $4 million for the year to date. The negative impact relative to last year was $58 million for the current quarter and $127 million for the year to date.

The benefits of Brascan's diversified asset base are clearly apparent in its most recent financial results. A major priority for the company has been to build the stable portion of its earnings base, with the objective of cushioning its overall results from the impact of market downturns on its longer cycle mining and forest product operations.

2001 FINANCIAL HIGHLIGHTS

The following table highlights the solid performance of three of the company's four principal areas of operation:

                                       Three months ended      Nine months ended
                                          September 30           September 30
MILLIONS (CDN.$)                         2001     2000          2001      2000
================================================================================
OPERATING INCOME
   Property operations                   $ 37     $ 25         $ 129     $  81
   Energy operations                       27       16            74        56
   Financial and other operations          44       41           134       112
   Investment and other income             26       38            63        87
                                       -----------------------------------------
                                          134      120           400       336
   Natural resource operations            (22)      36            (4)      123
                                       -----------------------------------------
                                          112      156           396       459
UNALLOCATED EXPENSES                       42       50           130       162
                                       -----------------------------------------
INCOME FROM CONTINUING OPERATIONS        $ 70     $106         $ 266     $ 297
================================================================================

Q3/2001 INTERIM REPORT                                                         1

2001 OPERATING HIGHLIGHTS

- The group's property executives excelled in safeguarding the interests of tenants and in expediting the re-occupancy of the group's downtown New York office buildings following the tragic events of September 11.

- Over 3 million square feet of office space has been leased, representing three times the contractually expiring amount, in accord with our program to extend the term of our overall lease portfolio.

- Six hydroelectric power plants were acquired in Maine, which together with existing and potential transmission interconnections will add meaningfully to the returns from our energy operations.

- Important additions were made to our mining base through exploration success and the acquisition of significant mineral resources in Chile and Argentina.

- The giant Antamina copper-zinc mine in Peru was commissioned four months ahead of schedule and within budget.

- $530 million of group equity securities were repurchased in the current year to further enhance shareholder value.

OPERATING OVERVIEW

Property operations contributed $129 million in the first nine months of 2001, up from $81 million in the same period last year. The contribution for the third quarter increased to $37 million from $25 million last year. This improvement reflects higher returns from commercial properties as a result of proactive re-leasing programs, as well as gains on the sale of part interests in three office properties earlier in the year.

Working closely with city and state authorities, Brookfield made exceptional progress in returning tenants to their office premises in downtown New York. One Liberty Plaza opened for occupancy on October 24, 2001, 36 days ahead of plan, and Merrill Lynch began to re-occupy its premises in World Financial Center later in the same week.

Energy operations contributed $74 million in the first nine months, up from $56 million last year. The third quarter contribution from this sector increased to $27 million from $16 million. Higher revenues from marketing operations and the return to more normal water flows on the lower Mississippi River were partly offset by lower precipitation levels in northern Ontario and western Quebec.

Financial and other operations contributed $134 million in the first nine months, up from $112 million last year, reflecting growth in investment banking, asset management services and security gains recorded earlier in the year. The contribution from financial services and other operations in the third quarter increased to $44 million from $41 million last year.

Natural resource operations lost $4 million in the first nine months, compared to a contribution of $123 million last year. Most of this change occurred in the third quarter, with earnings declining from $36 million last year to a loss of $22 million this year. Copper, nickel and zinc prices fell 32%, 31% and 28%, respectively, relative to the third quarter of 2000. The contribution from forest product operations also declined, due mainly to lower panelboard and pulp prices.

With the mining industry being challenged by the recent severe drop in base metal prices, Noranda has intensified its efforts to achieve productivity improvements and reduce costs. In October, steps were taken to reduce administrative and development costs by approximately $60 million annually. Progress also continues to be made in implementing Six Sigma and other productivity enhancement programs, with over 1,000 people now trained in this highly disciplined approach to management.


2                                                            BRASCAN CORPORATION

Cash flow from operations for the nine months ended September 30, 2001 increased to $358 million from $336 million in the same period in 2000. Cash flow from operations for the third quarter of 2001 increased to $119 million from $103 million in the same period last year. These increases were principally due to increased cash flow contributions from the company's financial and energy operations.

BUSINESS DEVELOPMENTS

Progress continues on the company's business development program to expand and add value to the group's production and earnings base.

Property Operations

- Brookfield acquired the land lease under the recently acquired 2.6 million square foot Bankers Hall office complex in Calgary, which enhanced its value and facilitated the refinancing of the property with a $378 million non-recourse 12-year mortgage.

- Over 3 million square feet of office space was proactively re-leased during the first nine months of the year, thereby reducing portfolio risk and positioning our office property business to maintain its strong record of financial performance in the event of a prolonged economic slowdown.

- Construction continues on the 1.2 million square foot CIBC World Markets office tower at 300 Madison Avenue in midtown Manhattan for completion in early 2004.

Energy Operations

- In October, a hydroelectric generating and transmission system was acquired in northern Maine for $245 million, comprised of six generating stations with a total capacity of 127 megawatts (MW). The transmission facilities include a 20 MW interconnection to the New England Power Pool, which will be expanded to 130 MW after the acquisition closes in early 2002.

- Construction continued on four hydroelectric generating stations in Ontario, British Columbia and southern Brazil, with an aggregate capacity of 121 MW.

Financial Services Operations

- Trilon launched the Tricap Restructuring Fund to focus on corporate restructurings and turnaround situations. The market timing and interest in this fund has been excellent, with closing subscriptions expected shortly.

- The Imagine Group, Trilon's finite risk reinsurance subsidiary, made good progress in expanding its business base, including the acquisition during the quarter of Enterprise Re, a US-based re-insurance company.

Natural Resource Operations

- The Antamina copper-zinc mine in northern Peru achieved commercial production in October, four months ahead of schedule. Antamina will be among the largest and lowest-cost producers in the world, with average annual production of 300,000 tonnes of copper and 280,000 tonnes of zinc contained in concentrate.

- The Lomas Bayas copper mine in northern Chile, acquired through Falconbridge in July, achieved its highest quarterly production rate since it began operating, increasing its expected annual production of copper cathode to approximately 56,000 tonnes.

- The group's mineral resources were increased with the purchase in September of the El Pachon copper deposit in western Argentina and the exploration successes at the La Fortuna deposit in Chile, where inferred mineral resources were announced to be 410 million tonnes grading 0.61% copper and
     0.56 grams per tonne of gold.

- The $185 million Barton oriented strandboard mill in Alabama commenced production in July, and the $40 million particleboard line being installed at the Cowie mill in Scotland is on schedule for completion by year end.

Q3/2001 INTERIM REPORT                                                         3

CAPITAL REPURCHASE PROGRAM

Shares of Brascan and its affiliates are being repurchased in order to increase value for the benefit of the group's continuing shareholders. During the first nine months of 2001, $530 million of group securities were acquired.

- Brascan acquired 2,903,300 of its Class A common shares through normal course purchases, including 2,019,900 acquired during the third quarter.

- Brascan acquired 4.3 million publicly held common shares of Great Lakes Power under a going-private transaction approved by Great Lakes Power's shareholders. These shares were acquired in exchange for $250,000 in cash and 3.9 million Class A common shares of Brascan.

- Brascan acquired 6,526,700 common shares of Nexfor through normal course purchases to increase its ownership of Nexfor to 38%.

- Trilon acquired 14.5 million of its common shares for a total cost of $175 million under a substantial issuer bid, increasing Brascan's ownership of Trilon to 71%.

CORPORATE FINANCINGS

In September, Brascan issued 10,000,000 5.75% Class A Preference Shares, Series 10, to raise $243 million of net proceeds for general corporate purposes, including increasing its interests in its principal business units. These shares commenced trading on The Toronto Stock Exchange on September 17, 2001 under the symbol BNN.PR.H.

During the quarter Brascan reset the dividend rate on its Class A Preference Shares, Series 8 from a fixed annual rate of 6.25% payable quarterly, to a variable rate based on the prime rate payable monthly. Holders of $174 million of these shares elected to convert their shares on a one-for-one basis into a new series of Brascan Class A Preference Shares, Series 9 (BNN.PR.G), which pay a fixed dividend at an annual rate of 5.63% for the five years commencing November 1, 2001. Holders of the $26 million of Series 8 Preference Shares who elected to retain their existing shareholdings will have another opportunity to convert their shares into the Series 9 Preference Shares on November 1, 2006 and every five years thereafter.

In October, Brascan filed a preliminary short-form prospectus that enables the company to issue debt securities in an aggregate amount of US$500 million over a two-year period. The proceeds of any issues under this filing will be used for general corporate purposes, including increasing the company's interests in its principal business units and the repayment of corporate debt.

CORPORATE AND OUTLOOK

The regular quarterly dividend of $0.25 per share was declared, payable on February 28, 2002 to the company's Class A and Class B common shareholders of record at the close of business on February 1, 2002.
Brascan enters the current downturn with three of its four business units recording solid earnings gains. In the natural resource sector, which is heavily impacted by over-supply and record low prices, the company is soundly financed and well positioned to add to its operating base through the purchase of quality assets, which are now becoming available at reasonable prices. We are also continuing our focus on restructuring these operations in accordance with our Six Sigma and other profit improvement programs.





Robert J. Harding             Jack L. Cockwell
Chairman                      President and Chief Executive Officer
November 7, 2001


4                                                            BRASCAN CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS


     CONSOLIDATED BALANCE SHEET (UNAUDITED)


                                                        SEPTEMBER 30     December 31
     MILLIONS                                                   2001            2000
     ===============================================================================
     ASSETS
       Cash and cash equivalents                             $   109         $   347
       Securities                                              2,517           2,371
       Accounts and notes receivable                           2,723           2,833
       Investments accounted for using equity method           3,737           3,654
       Property, plant and equipment                           2,190           2,018
       Other assets                                              556             378
     -------------------------------------------------------------------------------
                                                             $11,832         $11,601
     ===============================================================================
     LIABILITIES
       Corporate borrowings                                  $ 1,249         $ 1,360
       Subsidiary company borrowings                           2,522           2,420
       Accounts payable                                          954             877
       Deferred credits                                          375             395
     SHAREHOLDERS' INTERESTS
       Minority interests                                      1,443           1,636
       Shareholders' equity (Note 4)                           5,289           4,913
     -------------------------------------------------------------------------------
                                                             $11,832         $11,601
     ===============================================================================


     Note: This interim report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
     Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



Q3/2001 INTERIM REPORT                                                         5

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

                                                          Three months ended                Nine months ended
                                                             September 30                     September 30
MILLIONS, EXCEPT PER SHARE AMOUNTS                        2001             2000            2001             2000
================================================================================================================
OPERATING INCOME
  Financial and other operations                       $   249          $   255         $   727          $   701
  Energy operations                                         59               42             185              157
  Property operations equity earnings                       37               25             129               81
  Natural resources equity earnings                        (22)              36              (4)             123
----------------------------------------------------------------------------------------------------------------
                                                           323              358           1,037            1,062
----------------------------------------------------------------------------------------------------------------
UNALLOCATED EXPENSES
  Operating                                                149              144             453              428
  Interest                                                  70               65             204              190
  Minority interests                                        31               40             102              120
  Taxes and other provisions                                 3                3              12               27
----------------------------------------------------------------------------------------------------------------
                                                           253              252             771              765
================================================================================================================
INCOME FROM CONTINUING OPERATIONS                           70              106             266              297
  Income and gain
   on sale of discontinued operations (Note 6)              --               --              --              260
----------------------------------------------------------------------------------------------------------------
NET INCOME                                             $    70          $   106         $   266          $   557
================================================================================================================
PER BASIC CLASS A AND CLASS B COMMON SHARE
  Income from continuing operations                    $  0.36          $  0.57         $  1.36          $  1.53
  Net income                                           $  0.36          $  0.57         $  1.36          $  3.02
================================================================================================================
PER DILUTED CLASS A AND CLASS B COMMON SHARE
  Income from continuing operations                    $  0.35          $  0.55         $  1.35          $  1.51
  Net income                                           $  0.35          $  0.55         $  1.35          $  2.96
================================================================================================================



CONSOLIDATED STATEMENT OF RETAINED EARNINGS (UNAUDITED)

                                       Three months ended            Nine months ended
                                          September 30                  September 30
MILLIONS                               2001           2000           2001           2000
========================================================================================
BALANCE, BEGINNING OF PERIOD         $2,455         $2,279         $2,367         $1,938
  Net income                             70            106            266            557
----------------------------------------------------------------------------------------
                                      2,525          2,385          2,633          2,495
----------------------------------------------------------------------------------------
SHAREHOLDER DISTRIBUTIONS
  Convertible note interest               1              1              3              5
  Preferred share dividends              10             11             31             32
  Common share dividends                 44             42            129            127
----------------------------------------------------------------------------------------
                                         55             54            163            164
----------------------------------------------------------------------------------------
BALANCE, END OF PERIOD               $2,470         $2,331         $2,470         $2,331
========================================================================================



6                                                            BRASCAN CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

                                                    Three months ended                Nine months ended
                                                       September 30                      September 30
MILLIONS                                           2001             2000             2001             2000
===========================================================================================================
CASH FLOW FROM OPERATIONS (Note 9)              $   119          $   103          $   358          $   336
-----------------------------------------------------------------------------------------------------------
FINANCING AND SHAREHOLDER DISTRIBUTIONS
  Corporate borrowings:
    Issuances                                        --               10               57               20
    Repayments                                     (150)              (1)            (230)            (307)
  Subsidiary company borrowings:
    Issuances                                        56               27              179              203
    Repayments                                       (3)              (1)            (217)              (8)
  Minority interests                                 --               --             (176)              --
  Convertible note repurchases                       --               --               --              (40)
  Shares:
    Issuances                                       250               --              250               --
    Repurchases                                     (57)             (80)             (79)             (81)
  Convertible note interest paid                     (1)              (1)              (3)              (5)
  Dividends paid                                    (54)             (53)            (160)            (159)
-----------------------------------------------------------------------------------------------------------
                                                     41              (99)            (379)            (377)
-----------------------------------------------------------------------------------------------------------
INVESTING
  Securities:
    Purchases                                       (89)            (170)            (308)            (287)
    Sales                                            23              114              162              289
  Loans and other receivables:
    Advances                                       (464)            (183)          (1,013)            (805)
    Collections                                     298              328            1,220              543
  Investment in property and equipment               (5)              (3)            (140)            (121)
  Corporate investments:
    Purchases                                       (23)              --              (51)              --
    Sales                                            --               --               --              619
  Other                                             (50)             (61)             (87)            (163)
-----------------------------------------------------------------------------------------------------------
                                                   (310)              25             (217)              75
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  Increase (Decrease)                              (150)              29             (238)              34
  Balance, beginning of period                      259              105              347              100
-----------------------------------------------------------------------------------------------------------
  Balance, end of period                        $   109          $   134          $   109          $   134
===========================================================================================================




Q3/2001 INTERIM REPORT                                                         7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report, which includes information necessary or useful to understanding the company's businesses and financial statement presentation. In particular, the company's significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report. The company's accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements.

   The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles in Canada.

   The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

2. REVENUE AND EXPENSE RECOGNITION

Revenue from loans and investments, less a provision for uncollectible interest, fees, commissions or other amounts is recorded on the accrual basis. In cases where management doubts the future collectibility, no further interest income is recorded. Provisions are established in instances where, in the opinion of management, there is reasonable doubt concerning the repayment of principal and interest. Where necessary, provisions against assets are made on a specific or general basis in light of known or probable credit or market risk.

   Gains on the exchange of assets are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized only when the securities acquired are sold. Commissions from property brokerage are recognized at the time a firm offer is negotiated. Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Electricity sales revenue is recognized when power is provided. Revenue and income on development properties are recognized on a percentage of completion basis.

3. CHANGE IN ACCOUNTING POLICIES

In the first quarter of 2001, the company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on Earnings Per Share. The new section harmonizes Canadian standards with the United States standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

4. SHAREHOLDERS' EQUITY

                                                SEPTEMBER 30         December 31
MILLIONS                                                2001                2000
================================================================================
Convertible notes                                     $   99              $   99
Class A Preference shares                                982                 732
Class A and Class B common shares                      4,208               4,082
--------------------------------------------------------------------------------
                                                      $5,289              $4,913
================================================================================



8                                                            BRASCAN CORPORATION

5. COMMON SHARES OUTSTANDING

                                                             SEPTEMBER 30         December 31
                                                                     2001                2000
=============================================================================================
Class A and Class B common shares issued                      170,421,272         169,375,803
Unexercised options                                             3,480,917           3,012,707
Reserved for conversion of subordinated notes                   3,106,847           3,116,782
---------------------------------------------------------------------------------------------
Total fully diluted Class A and Class B common shares         177,009,036         175,505,292
=============================================================================================

Exercisable options                                             2,001,387           1,965,037
=============================================================================================

6. INCOME AND GAIN ON SALE OF DISCONTINUED OPERATIONS

In March 2000, the company sold its investment in Canadian Hunter Exploration Inc. for gross proceeds of $619 million. After providing for taxes and other costs in connection with the sale, the company realized a net gain of $250 million. Brascan's share of Canadian Hunter's income in 2000 prior to its sale was $10 million.

7. SEGMENTED INCOME STATEMENT

The company's business segments are based on the industry sectors which the company uses to manage its businesses and assess their operating performance.

                                                            Three months ended September 30        Nine months ended September 30
MILLIONS, EXCEPT PER SHARE AMOUNTS                                      2001           2000                   2001           2000
=================================================================================================================================
OPERATING INCOME
   Property operations                                                 $  37          $  25                  $ 129          $  81
   Energy operations                                                      27             16                     74             56
   Financial and other operations                                         44             41                    134            112
   Investment and other income                                            26             38                     63             87
                                                            ---------------------------------------------------------------------
                                                                         134            120                    400            336
   Natural resource operations                                           (22)            36                     (4)           123
                                                            ---------------------------------------------------------------------
                                                                         112            156                    396            459
                                                            ---------------------------------------------------------------------
UNALLOCATED EXPENSES
   Interest expense                                                       23             27                     73             80
   Minority interests                                                     16             17                     48             50
   Operating and other costs                                               3              6                      9             32
                                                            ---------------------------------------------------------------------
                                                                          42             50                    130            162
                                                            ---------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                         70            106                    266            297
   Income and gain on sale of discontinued operations                     --             --                     --            260
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                             $  70          $ 106                  $ 266          $ 557
=================================================================================================================================
PER DILUTED CLASS A AND CLASS B COMMON SHARE
   Income from continuing operations                                   $0.35          $0.55                  $1.35          $1.51
   Net income                                                          $0.35          $0.55                  $1.35          $2.96
=================================================================================================================================




Q3/2001 INTERIM REPORT                                                         9

8. SEGMENTED BALANCE SHEET ANALYSIS

Brascan's segmented balance sheets, which show the equity investment in each business segment as at September 30, 2001 and December 31, 2000, were as follows:

                                                   SEPTEMBER 30      December 31
MILLIONS                                                   2001             2000
================================================================================
OPERATING ASSETS
   Property operations                                   $1,441           $1,332
   Energy operations                                        836              692
   Financial and other operations                         1,803            1,775
   Natural resource operations                            2,177            2,209
FINANCIAL AND OTHER ASSETS                                1,152            1,137
--------------------------------------------------------------------------------
                                                         $7,409           $7,145
================================================================================
LIABILITIES
   Corporate borrowings                                  $1,249           $1,360
   Accounts payable and deferred credits                    330              331
SHAREHOLDERS' INTERESTS
   Minority interests                                       541              541
   Shareholders' equity                                   5,289            4,913
--------------------------------------------------------------------------------
                                                         $7,409           $7,145
================================================================================

9. OTHER INFORMATION

                                                            Three months ended September 30         Nine months ended September 30
MILLIONS                                                      2001                     2000           2001                    2000
==================================================================================================================================
GROUP REVENUES                                              $3,170                   $3,254         $9,739                  $9,892
   Revenue of equity accounted affiliates                    2,862                    2,957          8,827                   9,034
                                                            ----------------------------------------------------------------------
   Consolidated revenues                                       308                      297            912                     858
   Equity earnings of affiliates                                15                       61            125                     204
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            $  323                   $  358         $1,037                  $1,062
==================================================================================================================================



                                                           Three months ended September 30        Nine months ended September 30
MILLIONS                                                     2001                     2000         2001                     2000
================================================================================================================================
INCOME FROM CONTINUING OPERATIONS                          $  70                     $ 106        $ 266                    $ 297
Add (deduct) non-cash items:
   Depreciation and amortization                              10                        10           30                       27
   Minority interests                                         31                        40          102                      120
   Equity income in excess of dividends received              24                       (45)         (19)                    (129)
   Other                                                     (16)                       (8)         (21)                      21
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS                                  $ 119                     $ 103        $ 358                    $ 336
================================================================================================================================

                                                  SEPTEMBER 30       December 31
MILLIONS                                                  2001              2000
================================================================================
SEGMENTED ASSETS                                       $ 7,409           $ 7,145
Assets of consolidated affiliates, net
   Trilon Financial Corporation                          1,980             2,165
   Great Lakes Power Inc.                                1,739             1,784
   Other                                                   704               507
--------------------------------------------------------------------------------
CONSOLIDATED ASSETS                                    $11,832           $11,601
================================================================================


10                                                           BRASCAN CORPORATION

10. NET ASSET VALUE

Net asset values are derived by valuing the company's publicly traded affiliates at their quoted market values at the end of the reporting period, and by valuing Brascan Brazil at a 25% discount from the estimated domestic market value. The net asset value of the company's investment in Great Lakes is after eliminating $744 million of affiliate preference shares and is based on the market price of this company's shares immediately prior to Brascan acquiring the minority shareholdings.

  These net asset values do not reflect underlying values or control premiums attributable to these businesses nor the transaction costs or taxes that may result from their sale. Restructuring and tax provisions are excluded in determining the underlying values, as these largely relate to accounting adjustments and tax timing differences. Currency and other general financial provisions of $100 million have, however, been deducted. Values used for the company's financial and other assets and loans and accounts payable are included at their recorded book values.

  The composition of the company's net asset value by business sector and by the principal affiliates operating in each sector at September 30, 2001 and December 31, 2000 is set out in the table below:

MILLIONS,                                                                      NUMBER OF COMMON SHARES   SEPTEMBER 30    December 31
EXCEPT PER SHARE AMOUNTS                                     AFFILIATE                 AND EQUIVALENTS           2001           2000
====================================================================================================================================
OPERATING ASSETS
   Property operations                                       Brookfield                           78.1         $2,270         $2,062
   Energy operations                                         Great Lakes                         121.1          1,709          1,534
   Financial and other operations                            Trilon                              106.1          1,440          1,247
                                                             Brascan Brazil                       56.0            580            640
   Natural resource operations                               Noranda                              94.1          1,364          1,407
                                                             Nexfor                               53.9            375            337
FINANCIAL AND OTHER ASSETS                                                                                      1,152          1,137
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               $8,890         $8,364
====================================================================================================================================
LIABILITIES
   Corporate borrowings                                                                                        $1,249         $1,360
   Accounts payable and deferred credits                                                                          223            207
SHAREHOLDERS' INTERESTS
   Minority interests                                                                                             541            541
   Preference shares                                                                                              982            732
   Class A and Class B common shares and convertible notes                                                      5,895          5,524
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               $8,890         $8,364
====================================================================================================================================
PER DILUTED CLASS A AND CLASS B COMMON SHARE                                                                   $33.98         $32.02
====================================================================================================================================


QUARTERLY FINANCIAL STATISTICS



                                            2001                               2000                          1999
                                 --------------------------    ------------------------------------    ----------------
                                     Q3        Q2        Q1        Q4        Q3        Q2        Q1        Q4        Q3
=======================================================================================================================
TOTAL (millions)
Net income (1)                   $   70    $  107    $   89    $   91    $  106    $  104    $  347    $  203    $   90
Shareholders' equity (2)         $5,289    $5,079    $5,030    $4,913    $4,788    $4,817    $4,755    $4,462    $4,391

Common shares outstanding (2)     170.4     172.4     172.6     169.4     169.9     174.1     173.9     173.9     173.8
-----------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Net income (1,3)                 $ 0.35    $ 0.56    $ 0.44    $ 0.45    $ 0.55    $ 0.53    $ 1.88    $ 1.08    $ 0.45
Dividends                        $ 0.25    $ 0.25    $ 0.25    $ 0.25    $0.245    $0.245    $0.245    $0.245    $0.245

Book value (2,3)                 $24.82    $24.77    $24.46    $24.24    $24.02    $23.61    $23.35    $21.72    $20.84
Share price (2)                  $26.24    $26.02    $25.75    $21.95    $19.60    $17.40    $18.00    $19.10    $20.80
=======================================================================================================================

1. Net income for Q1/2000 includes a net investment gain of $250 million or $1.40 per share on the sale of Canadian Hunter. Net income for Q4/1999 includes a deferred net investment gain of $110 million or $0.62 per share related principally to the company's investment in Trilon

2.   At quarter end.

3.   Diluted.

Q3/2001 INTERIM REPORT                                                        11

BRASCAN CORPORATION owns and operates real estate, power generating, financial and natural resource businesses, located principally in North and South America. The Company's goal is to build long-term shareholder value by creating sustainable cash flows generated from high quality assets and by continuously developing new opportunities for future growth. Brascan is listed on the Toronto and New York stock exchanges under the symbol BNN.




SHAREHOLDER INFORMATION


STOCK EXCHANGE LISTINGS

                                       Symbol                   Stock Exchange
===========================================================================================
CLASS A LIMITED VOTING SHARES          BNN.A                    Toronto, New York, Brussels

CLASS A PREFERENCE SHARES:
      Series 1                         BNN.PR.A                 Toronto
      Series 2                         BNN.PR.B                 Toronto
      Series 3                         BNN.PR.F                 Canadian Venture
      Series 4                         BNN.PR.C                 Toronto
      Series 8                         BNN.PR.E                 Toronto
      Series 9                         BNN.PR.G                 Toronto
      Series 10                        BNN.PR.H                 Toronto
===========================================================================================



DIVIDEND RECORD AND PAYMENT DATES (1)

---------------------------------------------------------------------------------------------------------------------
                                                     Record Date                          Payment Date
=====================================================================================================================
CLASS A LIMITED VOTING SHARES                        First day of February, May,          Last day of February, May
                                                     August and November                  August and November
CLASS A PREFERENCE SHARES:

      Series 1, 2, 4 and 10                          15th day of March, June              Last day of March, June,
                                                     September and December               September and December

      Series 3                                       Second Wednesday of each month       Thursday following second
                                                                                          Wednesday of each month

      Series 8                                       Last day of each month               12th day of following month

      Series 9                                       15th day of January, April,          First day of February, May,
                                                     July and October                     August and November
=====================================================================================================================

1. All dividends are subject to declaration by the Board of Directors.


ENQUIRIES


Enquiries relating to the operations of the company should be directed to the company's Head Office:

BRASCAN CORPORATION
Suite 4400, 181 Bay Street
BCE Place, P.O. Box 762
Toronto, Ontario  M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-363-2856
Web Site:  www.brascancorp.com
e-mail:    enquiries@brascancorp.com

Enquiries relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent:

CIBC MELLON TRUST COMPANY
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
Telephone: 416-643-5500 or
           1-800-387-0825
           (Toll free in Canada and U.S.A.)
Facsimile: 416-643-5501
Web Site:  www.cibcmellon.com
e-mail:    inquiries@cibcmellon.com